UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Chain Bridge Bancorp, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

15746L 100

(CUSIP Number)

Thomas G. Fitzgerald

1629 W. Colonial Parkway

Inverness, IL 60067

(847) 991-0010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15746L 100

1.	Names of Reporting Persons Peter G. Fitzgerald
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 777,240(1)
	8.	Shared Voting Power 250,580(2)
	9.	Sole Dispositive Power 777,240(1)
	10.	Shared Dispositive Power 250,580(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,027,820
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 35.7%(3)
14.	Type of Reporting Person (See Instructions) IN

(*)

Excludes (i) 1,288,260 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which Peter G. Fitzgerald expressly disclaims beneficial ownership. This report shall not be construed as an admission that Peter G. Fitzgerald is the beneficial owner of such securities or that he is acting in concert with any other Reporting Person.

(1)

Includes (i) 229,500 shares of Class B Common Stock held directly by Peter G. Fitzgerald; (ii) 444,550 shares held by the Everglades Trust for which he serves as the advisor and for which he may be deemed to have sole voting or investment power; and (iii) 103,190 shares held by the JBF 2013 Trust for which he serves as sole trustee and for which he may be deemed to have sole voting or investment power.

(2)

Includes (i) 68,000 shares of Class B Common Stock held by the spouse of Peter G. Fitzgerald and (ii) 103,020 and 79,560 shares of Class B Common Stock held by the Fitzgerald 2002 Special Trust and the GFF Family Trust, respectively, for which Peter G. Fitzgerald serves as a co-trustee and for which he may be deemed to have shared voting or investment power.

(3)

This percentage is calculated based on 2,877,820 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Company’s prospectus, dated October 3, 2024, filed with the SEC pursuant to Rule 424(b) (the “Final Prospectus”) and (ii) 1,027,820 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

CUSIP No. 15746L 100

1.	Names of Reporting Persons Julie Fitzgerald Schauer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 436,220(1)
	8.	Shared Voting Power 211,140(2)
	9.	Sole Dispositive Power 436,220(1)
	10.	Shared Dispositive Power 211,140(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 647,360
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 25.9%(3)
14.	Type of Reporting Person (See Instructions) IN

(*)

Excludes (i) 1,668,720 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which Julie Fitzgerald Schauer expressly disclaims beneficial ownership. This report shall not be construed as an admission that Julie Fitzgerald Schauer is the beneficial owner of such securities or that she is acting in concert with any other Reporting Person.

(1)	Includes 436,220 shares of Class B Common Stock held by the Julie F. Schauer 1994 Trust for which Julie Fitzgerald Schauer serves as the trustee and is the sole beneficiary.
(2)

Includes 211,140 shares of Class B Common Stock held by JEM Management, L.P., a family limited partnership of which Julie Fitzgerald Schauer is the trustee of the majority general partner and for which she may be deemed to have shared voting or investment power.

(3)

This percentage is calculated based on 2,497,360 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Final Prospectus and (ii) 647,360 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

CUSIP No. 15746L 100

1.	Names of Reporting Persons Gerald F. Fitzgerald, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 141,950(1)
	8.	Shared Voting Power 393,720(2)
	9.	Sole Dispositive Power 141,950(1)
	10.	Shared Dispositive Power 393,720(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 535,670
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 22.5%(3)
14.	Type of Reporting Person (See Instructions) IN

(*)

Excludes (i) 1,780,410 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which Gerald F. Fitzgerald, Jr. expressly disclaims beneficial ownership. This report shall not be construed as an admission that Gerald F. Fitzgerald, Jr. is the beneficial owner of such securities or that he is acting in concert with any other Reporting Person.

(1)

Includes 141,950 shares held by S C Investments II, L.P., a family limited partnership of which Gerald F. Fitzgerald, Jr. is the general partner and for which he may be deemed to have sole voting or investment power.

(2)

Includes (i) 211,140 shares of Class B Common Stock held by JEM Management, L.P., a family limited partnership of which Gerald F. Fitzgerald, Jr. is the managing general partner and for which he may be deemed to have shared voting or investment power and (ii) 103,020 and 79,560 shares held by the Fitzgerald 2002 Special Trust and the GFF Family Trust, respectively, for which Gerald F. Fitzgerald, Jr. serves as a co-trustee and for which he may be deemed to have shared voting or investment power.

(3)

This percentage is calculated based on 2,385,670 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Final Prospectus and (ii) 535,670 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

CUSIP No. 15746L 100

1.	Names of Reporting Persons James G. Fitzgerald
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 110,500(1)
	8.	Shared Voting Power 352,580(2)
	9.	Sole Dispositive Power 110,500(1)
	10.	Shared Dispositive Power 352,580(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 463,080
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 20.0%(3)
14.	Type of Reporting Person (See Instructions) IN

(*)

Excludes (i) 1,853,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which James G. Fitzgerald expressly disclaims beneficial ownership. This report shall not be construed as an admission that James G. Fitzgerald is the beneficial owner of such securities or that he is acting in concert with any other Reporting Person.

(1)

Includes (i) 59,500 shares of Class B Common Stock held directly by James G. Fitzgerald and (ii) 51,000 shares of Class B Common Stock held by Anhinga Trust for which James G. Fitzgerald serves as a trustee and for which he may be deemed to have sole voting or investment power.

(2)

Includes (i) 170,000 shares of Class B Common Stock held by Otis Road Investments, L.P., a family limited partnership for which James G. Fitzgerald is a co-manager of the limited liability company managing general partner and for which he may be deemed to have shared voting or investment power and (ii) 103,020 and 79,560 shares of Class B Common Stock held by the Fitzgerald 2002 Special Trust and the GFF Family Trust, respectively, for which James G. Fitzgerald serves as a co-trustee and for which he may be deemed to have shared voting or investment power.

(3)

This percentage is calculated based on 2,313,080 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Final Prospectus and (ii) 463,080 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

CUSIP No. 15746L 100

1.	Names of Reporting Persons Thomas G. Fitzgerald
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 371,620(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 371,620(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 371,620
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 16.7%(2)
14.	Type of Reporting Person (See Instructions) IN

(*)

Excludes (i) 1,944,460 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which Thomas G. Fitzgerald expressly disclaims beneficial ownership. This report shall not be construed as an admission that Thomas G. Fitzgerald is the beneficial owner of such securities or that he is acting in concert with any other Reporting person.

(1)

Includes (i) 189,040 shares of Class B Common Stock held by TGF Investments, L.P., a family limited partnership for which Thomas G. Fitzgerald is a co-manager of the limited liability company managing general partner and for which he may be deemed to have shared voting or investment power and (ii) 103,020 and 79,560 shares of Class B Common Stock held by the Fitzgerald 2002 Special Trust and the GFF Family Trust, respectively, for which Thomas G. Fitzgerald serves as a co-trustee and for which he may be deemed to have shared voting or investment power.

(2)

This percentage is calculated based on 2,221,620 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Final Prospectus and (ii) 371,620 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

CUSIP No. 15746L 100

1.	Names of Reporting Persons Thomas G. Fitzgerald, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 7,310(1)
	8.	Shared Voting Power 208,544(2)
	9.	Sole Dispositive Power 7,310(1)
	10.	Shared Dispositive Power 208,544(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,854
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 10.5%(3)
14.	Type of Reporting Person (See Instructions) IN

(*)

Excludes (i) 2,102,730 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 2,504 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which Thomas G. Fitzgerald, Jr. expressly disclaims beneficial ownership. This report shall not be construed as an admission that Thomas G. Fitzgerald, Jr. is the beneficial owner of such securities or that he is acting in concert with any other Reporting Person.

(1)	Includes 7,310 shares of Class B Common Stock held directly by Thomas G. Fitzgerald, Jr.
(2)

Includes (i) 2,504 shares of Class Common Stock and (ii) 17,000 shares of Class B Common Stock, in each case jointly owned by Thomas G. Fitzgerald, Jr. and his spouse and (iii) 189,040 shares of Class B Common Stock held by TGF Investments, L.P., a family limited partnership for which Thomas G. Fitzgerald, Jr. is a co-manager of the limited liability company managing general partner and for which he may be deemed to have shared voting or investment power.

(3)

This percentage is calculated based on 2,063,350 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Final Prospectus and (ii) 213,350 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

CUSIP No. 15746L 100

1.	Names of Reporting Persons Lauren Fitzgerald Peterson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 189,040(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 189,040(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 189,040
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 9.3%(2)
14.	Type of Reporting Person (See Instructions) IN

(*)

Excludes (i) 2,127,040 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which Lauren Fitzgerald Peterson expressly disclaims beneficial ownership. This report shall not be construed as an admission that Lauren Fitzgerald Peterson is the beneficial owner of such securities or that she is acting in concert with any other Reporting Person.

(1)

Includes 189,040 shares of Class B Common Stock held by TGF Investments, L.P., a family limited partnership for which Lauren Fitzgerald Peterson is a co-manager of the limited liability company managing general partner and for which she may be deemed to have shared voting or investment power.

(2)

This percentage is calculated based on 2,039,040 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Final Prospectus and (ii) 189,040 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

CUSIP No. 15746L 100

1.	Names of Reporting Persons Andrew J. Fitzgerald
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 7,604(1)
	8.	Shared Voting Power 170,000(2)
	9.	Sole Dispositive Power 7,604(1)
	10.	Shared Dispositive Power 170,000(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,604
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 8.8%(3)
14.	Type of Reporting Person (See Instructions) IN

(*)

Excludes (i) 2,140,980 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 2,504 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which Andrew J. Fitzgerald expressly disclaims beneficial ownership. This report shall not be construed as an admission that Andrew J. Fitzgerald is the beneficial owner of such securities or that he is acting in concert with any other Reporting Person.

(1)

Includes: (i) 2,504 shares of Class A Common Stock; and (ii) 5,100 shares of Class B Common Stock, both held by the Andrew J. Fitzgerald 2011 Trust, of which Andrew J. Fitzgerald serves as the trustee and is the sole beneficiary.

(2)

Includes 170,000 shares of Class B Common Stock held by Otis Road Investments, L.P., a family limited partnership for which Andrew J. Fitzgerald is a managing general partner and a co-manager of the limited liability company managing general partner and for which he may be deemed to have shared voting or investment power.

(3)

This percentage is calculated based on 2,025,100 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Final Prospectus and (ii) 175,100 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

CUSIP No. 15746L 100

1.	Names of Reporting Persons Everglades Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 444,550(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 444,550(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 444,550
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 19.4%(2)
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes (i) 1,871,530 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which the Everglades Trust expressly disclaims beneficial ownership. This report shall not be construed as an admission that the Everglades Trust is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.

(1)	Includes 444,550 shares of Class B Common Stock held directly by the Everglades Trust.
(2)

This percentage is calculated based on 2,294,550 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Final Prospectus and (ii) 444,550 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

CUSIP No. 15746L 100

1.	Names of Reporting Persons Julie F. Schauer 1994 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 436,220(1)
	8.	Shared Voting Power 211,140(2)
	9.	Sole Dispositive Power 436,220(1)
	10.	Shared Dispositive Power 211,140(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 647,360
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 25.9%(3)
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes (i) 1,879,860 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each held by other Reporting Persons identified herein as to which the Julie F. Schauer 1994 Trust expressly disclaims beneficial ownership. This report shall not be construed as an admission that the Julie F. Schauer 1994 Trust is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.

(1)	Includes 436,220 shares of Class B Common Stock held directly by the Julie F. Schauer 1994 Trust.
(2)	Includes 211,140 shares held by JEM Management, L.P. for which the Julie F. Schauer 1994 Trust is the majority general partner and for which it may be deemed to have shared voting or investment power.
(3)

This percentage is calculated based on 2,497,360 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Final Prospectus and (ii) 647,360 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

CUSIP No. 15746L 100

1.	Names of Reporting Persons JBF 2013 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 103,190(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 103,190(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,190
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 5.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes (i) 2,212,890 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which the JBF 2013 Trust expressly disclaims beneficial ownership. This report shall not be construed as an admission that the JBF 2013 Trust is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.

(1)	Includes 103,190 shares of Class B Common Stock held directly by the JBF 2013 Trust.
(2)

This percentage is calculated based on 1,953,190 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Final Prospectus and (ii) 103,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

CUSIP No. 15746L 100

1.	Names of Reporting Persons Fitzgerald 2002 Special Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 103,020(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 103,020(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,020
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 5.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes (i) 2,213,060 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which the Fitzgerald 2002 Special Trust expressly disclaims beneficial ownership. This report shall not be construed as an admission that the Fitzgerald 2002 Special Trust is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.

(1)	Includes 436,220 shares of Class B Common Stock held directly by Fitzgerald 2002 Special Trust.
(2)

This percentage is calculated based on 1,953,020 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Final Prospectus and (ii) 103,020 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

CUSIP No. 15746L 100

1.	Names of Reporting Persons GFF Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 79,560(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 79,560(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,560
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 4.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes (i) 2,236,520 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which the GFF Family Trust expressly disclaims beneficial ownership. This report shall not be construed as an admission that the GFF Family Trust is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.

(1)	Includes 79,560 shares of Class B Common Stock held directly by the GFF Family Trust.
(2)

This percentage is calculated based on 1,929,560 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Final Prospectus and (ii) 79,560 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

CUSIP No. 15746L 100

1.	Names of Reporting Persons Anhinga Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 51,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,000(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.7%(2)
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes (i) 2,265,080 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A held by other Reporting Persons hereto as to which Anhinga Trust expressly disclaims beneficial ownership. This report shall not be construed as an admission that the Anhinga Trust is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.

(1)	Includes 51,000 shares of Class B Common Stock held directly by Anhinga Trust.
(2)

This percentage is calculated based on 1,901,000 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Final Prospectus and (ii) 51,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

CUSIP No. 15746L 100

1.	Names of Reporting Persons Andrew J. Fitzgerald 2011 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 7,604(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,604(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,604
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.4%(2)
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes (i) 2,310,980 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 2,504 shares of Class A held by other Reporting Persons hereto as to which the Andrew J. Fitzgerald 2011 Trust expressly disclaims beneficial ownership. This report shall not be construed as an admission that the Andrew J. Fitzgerald 2011 Trust is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.

(1)	Includes: (i) 5,100 shares of Class B Common Stock; and (ii) 2,504 shares of Class A Common Stock held directly by the Andrew J. Fitzgerald 2011 Trust.
(2)

This percentage is calculated based on 1,855,100 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Final Prospectus and (ii) 5,100 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

CUSIP No. 15746L 100

1.	Names of Reporting Persons JEM Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 211,140(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 211,140(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 211,140
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 10.2%(2)
14.	Type of Reporting Person (See Instructions) PN

(*)

Excludes (i) 2,104,940 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which JEM Management, L.P. expressly disclaims beneficial ownership. This report shall not be construed as an admission that JEM Management, L.P. is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.

(1)	Includes 211,140 shares of Class B Common Stock held directly by JEM Management, L.P.
(2)

This percentage is calculated based on 2,061,140 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Final Prospectus and (ii) 211,140 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

CUSIP No. 15746L 100

1.	Names of Reporting Persons TGF Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 189,040(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 189,040(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 189,040
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 9.3%(2)
14.	Type of Reporting Person (See Instructions) PN

(*)

Excludes (i) 2,127,040 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which TGF Investments, L.P. expressly disclaims beneficial ownership. This report shall not be construed as an admission that TGF Investments, L.P. is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.

(1)	Includes 189,040 shares of Class B Common Stock held directly by TGF Investments, L.P.
(2)

This percentage is calculated based on 2,294,550 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Final Prospectus and (ii) 189,040 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

CUSIP No. 15746L 100

1.	Names of Reporting Persons TF Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 189,040(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 189,040(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 189,040
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 9.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes (i) 2,127,040 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which TF Management, LLC expressly disclaims beneficial ownership. This report shall not be construed as an admission that TF Management, LLC is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.

(1)

Includes 189,040 shares of Class B Common Stock held by TGF Investments, L.P. for which TF Management, LLC is the managing general partner and for which it may be deemed to have sole voting or investment power.

(2)

This percentage is calculated based on 2,294,550 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Final Prospectus and (ii) 189,040 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

CUSIP No. 15746L 100

1.	Names of Reporting Persons Otis Road Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 170,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 170,000(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 170,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 8.4%(2)
14.	Type of Reporting Person (See Instructions) PN

(*)

Excludes (i) 2,146,080 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which Otis Road Investments, L.P. expressly disclaims beneficial ownership. This report shall not be construed as an admission that Otis Road Investments, L.P. is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.

(1)	Includes 170,000 shares of Class B Common Stock held directly by Otis Road Investments, L.P.
(2)

This percentage is calculated based on 2,020,000 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Final Prospectus and (ii) 170,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

CUSIP No. 15746L 100

1.	Names of Reporting Persons Otis Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 170,000(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 170,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 170,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 8.4%(2)
14.	Type of Reporting Person (See Instructions) OO

(*)

Excludes (i) 2,146,080 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which Otis Management, LLC expressly disclaims beneficial ownership. This report shall not be construed as an admission that Otis Management, LLC is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.

(1)

Includes 170,000 shares of Class B Common Stock held by Otis Road Investments, L.P. for which Otis Management, LLC is a managing general partner and for which it may be deemed to have shared voting or investment power.

(2)

This percentage is calculated based on 2,020,000 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Final Prospectus and (ii) 170,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

CUSIP No. 15746L 100

1.	Names of Reporting Persons S C Investments II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 141,950(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 141,950(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,950
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 7.1%(2)
14.	Type of Reporting Person (See Instructions) PN

(*)

Excludes (i) 2,174,130 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock and (ii) 5,008 shares of Class A Common Stock, in each case held by other Reporting Persons identified herein as to which S C Investments II, L.P. expressly disclaims beneficial ownership. This report shall not be construed as an admission that S C Investments II, L.P. is the beneficial owner of such securities or that it is acting in concert with any other Reporting Person.

(1)	Includes 141,950 shares of Class B Common Stock held directly by S C Investments II, L.P.
(2)

This percentage is calculated based on 1,991,950 shares of Class A Common Stock, which include (i) 1,850,000 outstanding shares of Class A Common Stock as reported in the Final Prospectus and (ii) 141,950 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the Reporting Person.

This Schedule 13D is being filed jointly by (i) the individuals (in their individual capacity, as trustee or co-trustee of trusts specified herein, and/or as general partner, managing general partner, majority general partner or co-manager of limited liability company managing general partner of the limited partnerships specified herein) and (ii) such trusts, family limited partnerships and limited liability companies set forth in Item 2(a) below who may be deemed to beneficially own a certain number of shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Chain Bridge Bancorp, Inc. (the “Company”), underlying an equal number of shares of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), which are convertible on a share-for-share basis into shares of Class A Common Stock, and a certain number of shares of Class A Common Stock, in each case as described herein (collectively, the “Reporting Persons”).

This joint filing on Schedule 13D is made only pursuant to Rule 13d-1(k)(1) and each Reporting Person expressly and individually disclaims membership in a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder with the other Reporting Persons. Each Reporting Person further disclaims beneficial ownership over any shares beneficially owned by any other Reporting Person. This Schedule 13D shall not be construed as an admission that any Reporting Person is a member of a “group” or has beneficial ownership over any shares held by any other Reporting Person. Each Reporting Person acts independently and does not act in concert with respect to acquiring, holding, voting or disposing of any securities of the Issuer.

Item 1. Security and Issuer.

This Statement relates to the Class A Common Stock, par value $0.01 per share, of Chain Bridge Bancorp, Inc. The principal executive offices of the Company are located at 1445-A Laughlin Avenue, McLean, Virginia 22101.

Item 2. Identity and Background.

(a)	The names of the Reporting Persons are presented below:

Individuals

Peter G. Fitzgerald

Julie Fitzgerald Schauer

Gerald F. Fitzgerald, Jr.

James G. Fitzgerald

Thomas G. Fitzgerald

Thomas G. Fitzgerald, Jr.

Lauren Fitzgerald Peterson

Andrew J. Fitzgerald

Family Trusts

Everglades Trust

Julie F. Schauer 1994 Trust

JBF 2013 Trust

Fitzgerald 2002 Special Trust

GFF Family Trust

Anhinga Trust

Andrew J. Fitzgerald 2011 Trust

Family Limited Partnerships and Associated Investment Entities

JEM Management, L.P.

TGF Investments L.P.

TF Management, LLC

Otis Road Investments, L.P.

Otis Management, LLC

S C Investments II, L.P.

(b) Unless otherwise specified below, the principal business address of each Reporting Person is 1445-A Laughlin Avenue, McLean, VA 22101:

Reporting Person	Principal Business Address
Julie Fitzgerald Schauer Gerald F. Fitzgerald, Jr. Julie F. Schauer 1994 Trust JEM Management, L.P. S C Investments II, L.P.	One West Northwest Highway, Palatine, IL 60067

James G. Fitzgerald Thomas G. Fitzgerald Anhinga Trust Otis Road Investments, L.P. Otis Management, LLC TGF Investments, L.P. Lauren Fitzgerald Peterson	1629 W. Colonial Parkway, Inverness, IL 60067

Andrew J. Fitzgerald Andrew J. Fitzgerald 2011 Trust	104 W. Anapamu St., Ste. H, Santa Barbara, CA 93101

Thomas G. Fitzgerald, Jr.	201 N. Milwaukee St., Ste. 200, Denver, CO 80206

TF Management, LLC	270 Little Harbour Lane, Naples, FL 34102

(c)	The principal business of each Reporting Person is presented below:

Individuals

Peter G. Fitzgerald is the Chairman of the Board of Directors (the “Board”) of the Company and the Chairman of the Board of Directors of Chain Bridge Bank, N.A. (the “Bank”), both of which he founded. Mr. Fitzgerald also serves as a co-trustee of the GFF Family Trust and the Fitzgerald 2002 Special Trust, the advisor to the Everglades Trust, and the trustee of the JBF 2013 Trust.

Julie Fitzgerald Schauer is a private investor. Ms. Schauer serves as the trustee of the Julie F. Schauer 1994 Trust, which is the majority general partner of JEM Management, L.P.

Gerald F. Fitzgerald, Jr. is the Chairman of the Board of Directors of Cornerstone Bancorp, Inc. and Chairman of the Board of Directors of LaSalle Bancorp, Inc. He also serves as a co-trustee of the GFF Family Trust and the Fitzgerald 2002 Special Trust, a general partner of S C Investments II, L.P., and a managing general partner of JEM Management, L.P.

James G. Fitzgerald is the Chairman of the Board of Directors of Southern Wisconsin Bancshares Corporation. He also serves as a co-trustee of the GFF Family Trust and the Fitzgerald 2002 Special Trust, the trustee of the Anhinga Trust, and a co-manager of Otis Management, LLC (“Otis LLC”), which acts as the managing general partner of Otis Road Investments, L.P.

Thomas G. Fitzgerald is a private investor. He also serves as a co-trustee of the GFF Family Trust and the Fitzgerald 2002 Special Trust, and as a co-manager of TF Management LLC (“TF LLC”), which acts as the managing general partner of TGF Investments, L.P.

Thomas G. Fitzgerald, Jr. is a director of both the Company and the Bank. He also serves as the chief executive officer of Fitzgerald Investment Management Company LLC and as a co-manager of TF LLC.

Lauren Fitzgerald Peterson is a private investor. She also serves as a co-manager of TF LLC.

Andrew J. Fitzgerald is a director of the Company and the Bank. He also serves as the chief investment officer and the managing general partner of Otis Road Investments, L.P., a co-manager of Otis LLC and the trustee of the Andrew J. Fitzgerald 2011 Trust.

Family Trusts

The Everglades Trust is an irrevocable trust established under the laws of the State of Florida for the benefit of Jake Buchanan Fitzgerald, son of Peter G. Fitzgerald. Peter G. Fitzgerald, serving as the advisor, directs the trustee, James G. Fitzgerald, in all matters concerning the investment and voting of the trust’s assets, including shares of Chain Bridge Bancorp, Inc. Peter G. Fitzgerald retains sole authority over the voting and disposition of the trust’s shares.

Julie F. Schauer 1994 Trust is a revocable trust established under the laws of the State of Illinois. Julie Fitzgerald Schauer serves as both trustee and sole beneficiary and has sole voting and dispositive power over the shares held by the trust.

JBF 2013 Trust is a semi-revocable trust established under the laws of the State of Virginia for the benefit of Jake Buchanan Fitzgerald, the son of Peter G. Fitzgerald. Peter G. Fitzgerald serves as the trustee and has sole voting and dispositive power over the shares held by the trust.

Fitzgerald 2002 Special Trust is an irrevocable trust established under the laws of the State of Illinois for the benefit of the grandchildren and more remote descendants of Marjorie G. Fitzgerald. Peter G. Fitzgerald, Gerald F. Fitzgerald, Jr., James G. Fitzgerald, and Thomas G. Fitzgerald serve as co-trustees and share voting and dispositive power over the shares held by the trust.

GFF Family Trust is a testamentary trust established under the laws of the State of Florida for the benefit of Marjorie G. Fitzgerald and her descendants. Peter G. Fitzgerald, Gerald F. Fitzgerald, Jr., James G. Fitzgerald, and Thomas G. Fitzgerald serve as co-trustees and share voting and dispositive power over the shares held by the trust.

Anhinga Trust is an irrevocable trust established under the laws of the State of Florida for the benefit of Timothy E. Fitzgerald, the son of James G. Fitzgerald. James G. Fitzgerald serves as the trustee and has sole voting and dispositive power over the shares held by the trust.

Andrew J. Fitzgerald 2011 Trust is a revocable trust established under the laws of the State of California for the benefit of Andrew J. Fitzgerald, who serves as both the trustee and sole beneficiary. Andrew J. Fitzgerald has sole voting and dispositive power over the shares held by the trust.

Family Limited Partnerships and Associated Investment Entities

JEM Management, L.P. is a Delaware limited partnership engaged in the business of holding and managing investments for its limited partners. Gerald F. Fitzgerald, Jr. serves as the managing general partner. Julie Fitzgerald Schauer, who holds the majority of the general partner units, has the authority to remove the managing general partner, including Gerald F. Fitzgerald, Jr.

Otis Road Investments, L.P. is a Delaware limited partnership engaged in the business of holding and managing investments for its limited partners. Andrew J. Fitzgerald and James G. Fitzgerald serve as co-managers of Otis Management, LLC, the managing general partner of Otis Road Investments, L.P.

Otis LLC is a Florida limited liability company that serves as the managing general partner of Otis Road Investments, L.P. James G. Fitzgerald and Andrew J. Fitzgerald are co-managers of Otis LLC.

TGF Investments, L.P. is a Delaware limited partnership engaged in the business of holding and managing investments for its limited partners. TF LLC, a Florida limited liability company, serves as the general partner of TGF Investments, L.P.

TF LLC is a Florida limited liability company that serves as the general partner of TGF Investments, L.P. Thomas G. Fitzgerald, Thomas G. Fitzgerald, Jr., and Lauren Fitzgerald Peterson serve as co-managers of TF LLC.

S C Investments II, L.P. is a Delaware limited partnership engaged in the business of holding and managing investments for its limited partners. Gerald F. Fitzgerald, Jr. serves as the managing general partner.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All individual Reporting Persons are citizens of the United States. Reporting Persons that are trusts, limited partnerships or limited liability companies are organized in the jurisdiction set forth in Item 2(b).

Item 3. Source and Amount of Funds or Other Consideration.

On October 7, 2024, the Company completed an initial public offering (the “IPO”) of 1,850,000 shares of its Class A Common Stock. Prior to the effectiveness of the Company’s Registration Statement on Form S-1, which registered the Class A Common Stock offered in connection with the IPO, the Company filed an amended and restated certificate of incorporation (the “Charter”) with the Secretary of State of the State of Delaware. The Charter implemented a dual-class structure and reclassified the Company’s previous common stock, par value $1.00 per share (“Old Common Stock”).

Under the Charter, the Company authorized Class A Common Stock and Class B Common Stock, with identical rights, except for voting and conversion rights. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock carries 10 votes. Class B Common Stock is convertible into Class A Common Stock at the option of the holder and will automatically convert upon certain transfers or other specified events.

Upon the effectiveness of the Charter, each outstanding share of Old Common Stock was reclassified into 170 shares of Class B Common Stock (the “Reclassification”). The Reporting Persons individually acquired shares of the Old Common Stock, which was later reclassified into Class B Common Stock, primarily through the Company’s private offering in 2007 and subsequent Regulation D offerings, as well as through private purchases using personal funds, working capital, where applicable, or by gift. In the case of the Everglades Trust, the shares were acquired through a trust reorganization.

On October 3, 2024, the Company’s Registration Statement on Form 8-A became effective, registering the Class A Common Stock under the Exchange Act. As a result, each Reporting Person was deemed to beneficially own one share of Class A Common Stock for every share of Class B Common Stock such Reporting Person owned.

Following the Reclassification, the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,316,080 shares of Class B Common Stock. Assuming full conversion of these shares, but excluding any other shares of Class B Common Stock, the Reporting Persons may be deemed to beneficially own an equal number of shares of Class A Common Stock, representing 55.6% of the outstanding shares of Class A Common Stock after giving effect to the IPO (assuming no exercise of the underwriters’ option to purchase additional shares of Class A Common Stock in connection with the IPO).

Additionally, pursuant to a directed share program, Thomas G. Fitzgerald, Jr., jointly with his spouse, purchased 2,504 shares of Class A Common Stock in the IPO at a price of $22.00 per share, using personal funds, and Andrew J. Fitzgerald 2011 Trust also purchased 2,504 shares of Class A Common Stock in the IPO at a price of $22.00 per share, using personal funds.

Item 4. Purpose of Transaction.

The information provided in Item 3 above is hereby incorporated by reference.

The Reporting Persons acquired, and presently hold, the shares of Class A Common Stock and Class B Common Stock reported herein for individual investment purposes. The Reporting Persons may, from time to time, depending upon the market conditions and other factors deemed relevant by each Reporting Person independently, acquire additional shares of Class A Common Stock or dispose of such shares in the open market or in private transactions, which may include sales for the purpose of diversifying their investments, tax and estate planning purposes or family or charitable gifts.

The Reporting Persons have no present agreements, arrangements, or understandings among themselves regarding the disposition or acquisition of shares. The Reporting Persons expressly disclaim any coordination, concerted action, or common purpose with respect to their respective beneficial ownership of shares. Each Reporting Person acts independently and, from time to time, may evaluate his or her goals and objectives, other business or investment opportunities available to them, and general economic and equity market conditions, as well as the Company’s business operations and prospects. Based on such evaluations, each Reporting Person may independently change his or her plans and intentions and may determine to sell or otherwise dispose of some or all of the shares beneficially owned by him or her, or to acquire additional shares. In addition, each Reporting Person may, from time to time, transfer shares beneficially owned by them for tax, estate planning, charitable or other economic planning purposes. The Reporting Persons may also take such actions with respect to their shares of the Class A Common Stock and Class B Common Stock as they deem appropriate, including, without limitation, taking any action to change the composition of the Company’s Board, taking any other action with respect to the Company or any of its securities in any manner permitted by law or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

The information provided in Item 3 above is hereby incorporated by reference.

Each Reporting Person expressly disclaims membership in a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder with the other Reporting Persons. As a result, each Reporting Person expressly disclaims any beneficial ownership over shares of Class A Common Stock or Class B Common Stock beneficially owned by the other Reporting Persons. Each Reporting Person acts independently and does not act in concert with any other Reporting Person in relation to the acquisition, disposition, or voting of any shares of the Company.

If, notwithstanding the foregoing disclaimers, the Reporting Persons were to be deemed to be such a “group,” such a group and each Reporting Person could be deemed to have beneficial ownership of 2,321,088 shares of Class A Common Stock including (i) 5,008 shares of Class A Common Stock and (ii) 2,316,080 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents 55.7% of the Company’s Class A Common Stock, assuming conversion of the shares of Class B Common Stock into Class A Common Stock by the Reporting Persons only.

The percentages used herein with respect to the beneficial ownership of Class A Common Stock for each Reporting Person are calculated based on the sum of (i) 1,850,000 outstanding shares of Class A Common Stock, as reported by the Company in the Final Prospectus and (ii) such Reporting Person’s beneficial ownership of shares of Class A Common Stock issuable upon conversion of beneficially owned Class B Common Stock.

Additional information with respect to each Reporting Person is presented below:

Individuals

Peter G. Fitzgerald. Assuming full conversion of Class B Common Stock for which Peter G. Fitzgerald could be deemed to have voting or investment power, but excluding any shares of Class B Common Stock held by other Reporting Persons and other holders of Class B Common Stock, Peter G. Fitzgerald may be deemed to have voting or investment power over 1,027,820 shares of Class A Common Stock, representing 35.7% of the outstanding shares of Class A Common Stock. Peter G. Fitzgerald has (a) the sole power to vote or direct the vote of, and to dispose of, or to direct the disposition of, 777,240 shares of Class B Common Stock which includes: (i) 229,500 shares of Class B Common Stock held directly by Peter G. Fitzgerald; (ii) 444,550 shares of Class B Common Stock held by the Everglades Trust, for which Peter G. Fitzgerald serves as advisor; and (iii) 103,190 shares of Class B Common Stock held by the JBF 2013 Trust, for which Peter G. Fitzgerald serves as trustee); and (b) shared power to vote or direct the vote of, and to dispose of or direct the disposition of, 250,580 shares of Class B Common Stock, including: (i) 68,000 shares of Class B Common Stock held by his spouse; and (ii) 103,020 shares and 79,560 shares held by the Fitzgerald 2002 Special Trust and the GFF Family Trust, respectively, for which Peter G. Fitzgerald serves as co-trustee.

Julie Fitzgerald Schauer. Assuming full conversion of Class B Common Stock for which Julie Fitzgerald Schauer could be deemed to have voting or investment power, but excluding any shares of Class B Common Stock held by other Reporting Persons and other holders of Class B Common Stock, Julie Fitzgerald Schauer may be deemed to have voting or investment power over 647,360 shares of Class A Common Stock, representing 25.9% of the outstanding shares of Class A Common Stock. Julie Fitzgerald Schauer has (a) the sole power to vote or direct the vote of, and to dispose of, or to direct the disposition of, 436,220 shares of Class B Common Stock held by the Julie F. Schauer 1994 Trust for which Julie Fitzgerald Schauer serves as the trustee and is the sole beneficiary; and (b) shared power to vote or direct the vote of and to dispose of or direct the disposition of, 211,140 shares held by JEM Management, L.P., a family limited partnership of which Julie Fitzgerald Schauer is the trustee of the majority general partner.

Gerald G. Fitzgerald, Jr. Assuming full conversion of Class B Common Stock for which Gerald F. Fitzgerald, Jr. could be deemed to have voting or investment power, but excluding any shares of Class B Common Stock held by other Reporting Persons and other holders of Class B Common Stock, Gerald F. Fitzgerald, Jr. may be deemed to have voting or investment power over 535,670 shares of Class A Common Stock, representing 22.5% of the outstanding shares of Class A Common Stock. Gerald F. Fitzgerald, Jr. has (a) the sole power to vote or direct the vote of, and to dispose of, or to direct the disposition of, 141,950 shares held by S C Investments II, L.P., a family limited partnership of which Gerald F. Fitzgerald, Jr. is the general partner; and (b) shared power to vote or direct the vote of and to dispose of or direct the disposition of 393,720 shares of Class B Common Stock, including: (i) 211,140 shares of Class B Common Stock held by JEM Management, L.P., a family limited partnership of which Gerald F. Fitzgerald, Jr. is the managing general partner; and (ii) 103,020 and 79,560 shares of Class B Common Stock held by the Fitzgerald 2002 Special Trust and the GFF Family Trust, respectively, for which Gerald F. Fitzgerald, Jr. serves as co-trustee.

James G. Fitzgerald. Assuming full conversion of Class B Common Stock for which James G. Fitzgerald could be deemed to have voting or investment power, but excluding any shares of Class B Common Stock held by other Reporting Persons and other holders of Class B Common Stock, James G. Fitzgerald may be deemed to have voting or investment power over 463,080 shares of Class A Common Stock, representing 20.0% of the outstanding shares of Class A Common Stock. James G. Fitzgerald has (a) sole power to vote or direct the vote of, and to dispose of, or to direct the disposition of, 110,500 shares of Class B Common Stock, including: (i) 59,500 shares of Class B Common Stock held directly by James G. Fitzgerald; and (ii) 51,000 shares of Class B Common Stock held by Anhinga Trust for which James G. Fitzgerald serves as a trustee; and (b) shared power to vote or direct the vote of and to dispose of, or direct the disposition of, 352,580 shares of Class B Common Stock, including: (i) 170,000 shares of Class B Common Stock held by Otis Road Investments, L.P., a family limited partnership for which James G. Fitzgerald is a co-manager of the limited liability company managing general partner; and (ii) 103,020 and 79,560 shares of Class B Common Stock held by the Fitzgerald 2002 Special Trust and the GFF Family Trust, respectively, for which James G. Fitzgerald serves as a co-trustee).

Thomas G. Fitzgerald. Assuming full conversion of Class B Common Stock for which Thomas G. Fitzgerald could be deemed to have voting or investment power, but excluding any shares of Class B Common Stock held by other Reporting Persons and other holders of Class B Common Stock, Thomas G. Fitzgerald may be deemed to have voting or investment power over 371,620 shares of Class A Common Stock, representing 16.7% of the outstanding shares of Class A Common Stock. Thomas G. Fitzgerald has shared power to vote or direct the vote of, and to dispose of, or direct the disposition of, 371,620 shares of Class B Common Stock, including (i) 189,040 shares of Class B Common Stock held by TGF Investments, L.P., a family limited partnership for which Thomas G. Fitzgerald is a co-manager of the limited liability company managing general partner; and (ii) 103,020 and 79,560 shares of Class B Common Stock held by the Fitzgerald 2002 Special Trust and the GFF Family Trust, respectively, for which he serves as a co-trustee.

Thomas G. Fitzgerald, Jr. Assuming full conversion of Class B Common Stock for which Thomas G. Fitzgerald, Jr. could be deemed to have voting or investment power, but excluding any shares of Class B Common Stock held by other Reporting Persons and other holders of Class B Common Stock, Thomas G. Fitzgerald, Jr. may be deemed to have voting or investment power over 215,854 shares of Class A Common Stock, representing 10.5% of the outstanding shares of Class A Common Stock. Thomas G. Fitzgerald, Jr. has (a) sole power to vote or direct the vote of, and to dispose of, or to direct the disposition of, 7,310 shares of Class B Common Stock held directly by Thomas G. Fitzgerald, Jr.; and (b) shared power to vote or direct the vote of, and to dispose of, or direct the disposition of, 208,544 shares, including (i) 19,504 shares held jointly with his spouse (2,504 Class A Common Shares and 17,000 Class B Common Shares); and (ii) 189,040 shares of Class B Common Stock held by TGF Investments, L.P., a family limited partnership for which Thomas G. Fitzgerald, Jr. is a co-manager of the limited liability company managing general partner.

Lauren Fitzgerald Peterson. Assuming full conversion of Class B Common Stock for which Lauren Fitzgerald Peterson could be deemed to have voting or investment power, but excluding any shares of Class B Common Stock held by other Reporting Persons and other holders of Class B Common Stock, Lauren Fitzgerald Peterson may be deemed to have voting or investment power over 189,040 shares of Class A Common Stock, representing 9.3% of the outstanding shares of Class A Common Stock. Lauren Fitzgerald Peterson has shared power to vote or direct the vote of, and to dispose of, or direct the disposition of, 189,040 shares of Class B Common Stock held by TGF Investments, L.P., a family limited partnership for which Lauren Fitzgerald Peterson serves as a co-manager of the limited liability company managing general partner.

Andrew J. Fitzgerald. Assuming full conversion of Class B Common Stock for which Andrew J. Fitzgerald could be deemed to have voting or investment power, but excluding any shares of Class B Common Stock held by other Reporting Persons and other holders of Class B Common Stock, Andrew J. Fitzgerald may be deemed to have voting or investment power over 177,604 shares of Class A Common Stock, representing 8.8% of the outstanding shares of Class A Common Stock. Andrew J. Fitzgerald has (a) the sole power to vote or direct the vote of, and to dispose of, or to direct the disposition of, 2,504 shares of Class A Common Stock and 5,100 shares of Class B Common Stock held by the Andrew J. Fitzgerald 2011 Trust, for which Andrew J. Fitzgerald serves as the trustee and is the sole beneficiary; and (b) shared power to vote or direct the vote of, and to dispose of, or direct the disposition of, 170,000 shares of Class B Common Stock held by Otis Road Investments, L.P., a family limited partnership for which Andrew J. Fitzgerald is a managing general partner and a co-manager of the limited liability company managing general partner.

Family Trusts

Everglades Trust. Assuming full conversion of Class B Common Stock for which the Everglades Trust may be deemed to have voting or investment power but no other shares of Class B Common Stock, the Everglades Trust may be deemed to have voting or investment power over 444,550 shares of Class A Common Stock, representing 19.4% of the outstanding shares of Class A Common Stock. The Everglades Trust may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 444,550 shares of Class B Common Stock held directly by Everglades Trust.

Julie F. Schauer 1994 Trust. Assuming full conversion of Class B Common Stock for which the Julie F. Schauer 1994 Trust may be deemed to have voting or investment power but no other shares of Class B Common Stock, the Julie F. Schauer 1994 Trust may be deemed to have voting or investment power over 436,220 shares of Class A Common Stock, representing 19.1% of the outstanding shares of Class A Common Stock. The Julie F. Schauer 1994 Trust may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 436,220 shares of Class B Common Stock held directly by Julie F. Schauer 1994 Trust and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 211,140 shares of Class B Common Stock held by JEM Management, L.P., a family limited partnership for which the Julie F. Schauer 1994 Trust is the majority general partner.

JBF 2013 Trust. Assuming full conversion of Class B Common Stock for which the JBF 2013 Trust may be deemed to have voting or investment power but no other shares of Class B Common Stock, the JBF 2013 Trust may be deemed to have voting or investment power over 103,190 shares of Class A Common Stock, representing 5.3% of the outstanding shares of Class A Common Stock. The JBF 2013 Trust may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 103,190 shares of Class B Common Stock held directly by the JBF 2013 Trust.

Fitzgerald 2002 Special Trust. Assuming full conversion of Class B Common Stock for which the Fitzgerald 2002 Special Trust may be deemed to have voting or investment power but no other shares of Class B Common Stock, the Fitzgerald 2002 Special Trust may be deemed to have voting or investment power over 103,020 shares of Class A Common Stock, representing 5.3% of the outstanding shares of Class A Common Stock. The Fitzgerald 2002 Special Trust may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 103,020 shares of Class B Common Stock held directly by Fitzgerald 2002 Special Trust.

GFF Family Trust. Assuming full conversion of Class B Common Stock for which the GFF Family Trust may be deemed to have voting or investment power but no other shares of Class B Common Stock, the GFF Family Trust may be deemed to have voting or investment power over 79,560 shares of Class A Common Stock, representing 4.1% of the outstanding shares of Class A Common Stock. The GFF Family Trust may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 79,560 shares of Class B Common Stock held directly by the GFF Family Trust.

Anhinga Trust. Assuming full conversion of Class B Common Stock for which Anhinga Trust may be deemed to have voting or investment power but no other shares of Class B Common Stock, Anhinga Trust may be deemed to have voting or investment power over 51,000 shares of Class A Common Stock, representing 2.7% of the outstanding shares of Class A Common Stock. Anhinga Trust may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 51,000 shares of Class B Common Stock held directly by Anhinga Trust.

Andrew J. Fitzgerald 2011 Trust. Assuming full conversion of Class B Common Stock for which the Andrew J. Fitzgerald 2011 Trust may be deemed to have voting or investment power but no other shares of Class B Common Stock, the Andrew J. Fitzgerald 2011 Trust may be deemed to have voting or investment power over 7,604 shares of Class A Common Stock, representing 0.4% of the outstanding shares of Class A Common Stock. The Andrew J. Fitzgerald 2011 Trust may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 5,100 shares of Class B Common Stock and 2,504 shares of Class A Common Stock held directly by the Andrew J. Fitzgerald 2011 Trust.

Family Limited Partnerships and Associated Investment Entities

JEM Management, L.P. Assuming full conversion of Class B Common Stock for which JEM Management, L.P. may be deemed to have voting or investment power but no other shares of Class B Common Stock, JEM Management, L.P. may be deemed to have voting or investment power over 211,140 shares of Class A Common Stock, representing 10.2% of the outstanding shares of Class A Common Stock. JEM Management, L.P. may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 211,140 shares of Class B Common Stock held directly by JEM Management, L.P.

TGF Investments, L.P. Assuming full conversion of Class B Common Stock for which TGF Investments, L.P. may be deemed to have voting or investment power but no other shares of Class B Common Stock, TGF Investments, L.P. may be deemed to have voting or investment power over 189,040 shares of Class A Common Stock, representing 9.3% of the outstanding shares of Class A Common Stock. TGF Investments, L.P. may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 189,040 shares of Class B Common Stock held directly by TGF Investments, L.P.

TF LLC. Assuming full conversion of Class B Common Stock for which TF LLC may be deemed to have voting or investment power but no other shares of Class B Common Stock, TF LLC may be deemed to have voting or investment power over 189,040 shares of Class A Common Stock, representing 9.3% of the outstanding shares of Class A Common Stock. TF LLC may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 189,040 shares of Class B Common Stock held by TGF Investments, L.P. for which TF LLC serves the managing general partner.

Otis Road Investments, L.P. Assuming full conversion of Class B Common Stock for which Otis Road Investments, L.P. may be deemed to have voting or investment power but no other shares of Class B Common Stock, Otis Road Investments, L.P. may be deemed to have voting or investment power over 170,000 shares of Class A Common Stock, representing 8.4% of the outstanding shares of Class A Common Stock. Otis Road Investments, L.P. may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 170,000 shares of Class B Common Stock held directly by Otis Road Investments, L.P.

Otis LLC. Assuming full conversion of Class B Common Stock for which Otis LLC may be deemed to have voting or investment power but no other shares of Class B Common Stock, Otis LLC may be deemed to have voting or investment power over 170,000 shares of Class A Common Stock, representing 8.4% of the outstanding shares of Class A Common Stock. Otis Road Investments, L.P. may be deemed to have the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 170,000 shares of Class B Common Stock held directly by Otis Road Investments, L.P., of which Otis LLC is the limited liability company managing general partner.

S C Investments II, L.P. Assuming full conversion of Class B Common Stock for which S C Investments II, L.P. may be deemed to have voting or investment power but no other shares of Class B Common Stock, S C Investments II, L.P. may be deemed to have voting or investment power over 141,950 shares of Class A Common Stock, representing 7.1% of the outstanding shares of Class A Common Stock. S C Investments II, L.P. may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 141,950 shares of Class B Common Stock held directly by S C Investments II, L.P.

(c)	The information provided in Item 3 above is hereby incorporated by reference.

(d)	The information provided in Item 2 and Item 4 above is hereby incorporated by reference.

The right to receive dividends from, and proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock held of record and/or beneficially owned by the Everglades Trust, the Julie F. Schauer 1994 Trust, the Fitzgerald 2002 Special Trust, the GFF Family Trust, Anhinga Trust and the Andrew J. Fitzgerald 2011 Trust is governed by their respective trust documents.

The right to receive dividends from, and proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock held of record and/or beneficially owned by JEM Management, L.P., TGF Investments, L.P., TF LLC, Otis Road Investments, L.P., Otis LLC and S C Investments II, L.P. is governed by their respective limited partnership agreements and limited liability company agreements, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Lock-up Agreements In connection with the IPO, Reporting Persons who are natural persons entered into lock-up agreements (collectively, the “Lock-up Agreements”) with the underwriters for the IPO pursuant to which each lock-up party agreed, with limited exceptions, for a period of 180 days after October 3, 2024 (such period, the “restricted period”), that he or she may not (and may not cause any of his or her direct or indirect affiliates, including the other Reporting Persons, to), without the prior written consent of Piper Sandler & Co., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into, exercisable or exchangeable for or that represent the right to receive shares of Class A Common Stock (including without limitation, shares of Class A Common Stock which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the Securities and Exchange Commission, the Company’s Class B Common Stock and securities which may be issued upon the exercise of a stock option or warrant (collectively, the “Lock-up Securities”), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-up Securities, whether any such transactions described in clause (1) or (2) above is to be settled by delivery of shares of Class A Common Stock or such other securities, in cash or otherwise, (3) convert any shares of Class B Common Stock into shares of Class A Common Stock; (4) make any demand for or exercise any right with respect to, the registration of any shares of Class A Common Stock or any security convertible into or exercisable or exchangeable for shares of Class A Common Stock; or (5) publicly disclose the intention to do any of the foregoing.

The Lock-up Agreements provide that the foregoing restrictions preclude such lock-up party from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Lock-up Securities even if such securities would be disposed of by someone other than the lock-up party. The Lock-up Agreements provide that such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Lock-up Securities or with respect to any security that includes, relates to, or derives any significant part of its value from such securities.

The lock-up restrictions described in the immediately preceding paragraph are subject to certain exceptions including, without limitation: (i) as a bona fide gift or gifts or a charitable contribution or contributions, or for bona fide estate planning purposes; (ii) pursuant to a will or intestacy, including to any beneficiary of, or estate of a beneficiary pursuant to, a trust, will, other testamentary document or applicable laws of descent, or pursuant to a final domestic relations settlement or similar order; (iii) to any immediate family member or members of the lock-up party or to any trust or other estate planning vehicle for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party; (iv) if the lock-up party is a trust or other estate planning vehicle, to a trustor or beneficiary of the trust or other estate planning vehicle or to the estate of a beneficiary of such trust or other estate planning vehicle; (v) to a corporation, partnership, limited liability company or other entity of which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (vi) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (v) above; (vii) if the lock-up party is a corporation, partnership, limited liability company, trust or other entity, (A) to another corporation, partnership, limited liability company, trust or other entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or affiliates of the lock-up party (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution to members or shareholders of the lock-up party; or (viii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement.

Other than the Lock-up Agreements and the Chain Bridge Bancorp, Inc. Non-Employee Director Stock Ownership Policy, which applies only to Andrew and Thomas G. Fitzgerald, Jr., there are no other contracts, arrangements, or understandings among the Reporting Persons with respect to the securities of the Company.

The foregoing summary of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Lock-up Agreement, which is filed as Exhibit B and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated October 15, 2024

Exhibit B	Form of Lock-Up Agreement

Exhibit C	Form of Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2024

*
Peter G. Fitzgerald, individually, and
As Advisor to the Everglades Trust, and
As Trustee of the JBF 2013 Trust, and
As Co-Trustee of the Fitzgerald 2002 Special Trust, and
As Co-Trustee of the GFF Family Trust

*
Julie Fitzgerald Schauer, individually, and
As Trustee of the Julie F. Schauer 1994 Trust

*
Gerald F. Fitzgerald, Jr., individually, and
As Co-Trustee of the Fitzgerald 2002 Special Trust, and
As Co-Trustee of the GFF Family Trust

*
James G. Fitzgerald, individually, and
As Trustee of the Anhinga Trust, and
As Co-Trustee of the Fitzgerald 2002 Special Trust, and
As Co-Trustee of the GFF Family Trust

/s/ Thomas G. Fitzgerald
Thomas G. Fitzgerald, individually, and
As Co-Trustee of the Fitzgerald 2002 Special Trust, and
As Co-Trustee of the GFF Family Trust

*
Thomas G. Fitzgerald, Jr.

*
Lauren Fitzgerald Peterson

*
Andrew J. Fitzgerald, individually, and
As Trustee of the Andrew J. Fitzgerald 2011 Trust

JEM Management, L.P.

By:	*
Gerald F. Fitzgerald, Jr., Managing General Partner

Otis Road Investments, L.P.

By:	*
Andrew J. Fitzgerald, Managing General Partner

By:	Otis Management, LLC, its
Managing General Partner

By:	*
Andrew J. Fitzgerald, Co-Manager

By:	*
James G. Fitzgerald, Co-Manager

Otis Road Investments, LLC

By:	*
Andrew J. Fitzgerald, Co-Manager

By:	*
James G. Fitzgerald, Co-Manager

TGF Investments, L.P.

By:	TF Management, LLC, its
Managing General Partner

By:	/s/ Thomas G. Fitzgerald
Thomas G. Fitzgerald, Co-Manager

By:	*
Thomas G. Fitzgerald, Jr., Co-Manager

By:	*
Lauren Fitzgerald Peterson, Co-Manager

TF Management, LLC

By:	/s/ Thomas G. Fitzgerald
Thomas G. Fitzgerald, Co-Manager

By:	*
Thomas G. Fitzgerald, Jr., Co-Manager

By:	*
Lauren Fitzgerald Peterson, Co-Manager

S C Investments II, L.P.

By:	*
Gerald F. Fitzgerald, Jr., General Partner

*By:	/s/ Thomas G. Fitzgerald
Thomas G. Fitzgerald
Attorney in Fact